UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Macrocure Ltd. (“Macrocure”) in connection with its annual general meeting of shareholders (the “Meeting”) that will be held at Macrocure’s offices, located at 25 Hasivim Street, Petach Tikva 4959383, Israel, on Wednesday, January 13, 2016 at 3:00 p.m., Israel time:

1.	Exhibit 99.1: Notice and Proxy Statement, each dated December 16, 2015, being mailed to the shareholders of Macrocure in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Macrocure for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: December 16, 2015	By:	/s/ Shai Lankry
Name: Shai Lankry
Title: VP Finance

Exhibit Index

Exhibit No.	Exhibit Description
99.1
Notice and Proxy Statement, each dated December 16, 2015, being mailed to the shareholders of Macrocure in connection with Macrocure’s annual general meeting of shareholders that will be held on Wednesday, January 13, 2016 at 3:00 p.m., Israel time.

99.2	Proxy Card being mailed to the shareholders of Macrocure for use in connection with Macrocure’s annual general meeting of shareholders that will be held on Wednesday, January 13, 2016.